FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October 2008

Commission File Number: 001-15152

SYNGENTA AG
(Translation of registrant’s name into English)

Schwarzwaldallee 215
4058 Basel
Switzerland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Re:                       SYNGENTA AG
Press Release: "Third Quarter 2008 sales: strong growth in all regions”

Filed herewith is a press release related to Syngenta AG. The full text of the press release follows:

# # #

Syngenta International AG Media Office CH-4002 Basel Switzerland Tel:+41 61 323 23 23 Fax:+41 61 323 24 24 www.syngenta.com	Media contacts: Médard Schoenmaeckers Switzerland +41 61 323 2323 Anne Burt USA+1 202 628 2372	Analyst/Investor contacts: Jennifer Gough Switzerland +41 61 323 5059 USA+1 202 737 6521 John Hudson Switzerland +41 61 323 6793 USA+1 202 737 6520

Basel, Switzerland, 23 October 2008

Third Quarter 2008 sales: strong growth in all regions

Sales in the third quarter of 2008 increased by 28 percent at constant exchange rates (CER). Reported sales were 33 percent higher at $2.3 billion. In the first nine months of the year sales were up 22 percent (CER) to $9.6 billion.

In Crop Protection third quarter sales were 26 percent higher (CER), with volume growth of 12 percent and price realization, including glyphosate, ahead of target at 14 percent. In NAFTA, the growth rate increased significantly driven by the expansion of the corn fungicide market and strong herbicide demand. In Latin America there was a good start to the season with a further acreage increase and ongoing investment in both soybean and corn. Europe saw sustained growth in herbicides and seed care; sales in Eastern Europe were almost 50 percent higher reflecting the drive to increase productivity. Asia Pacific saw growth across the emerging markets and improved trading in Australia.

Growth by product line was broad-based. The most notable performances were from non-selective herbicides, led by price gains in TOUCHDOWN®; fungicides, with strong demand for AMISTAR® in the USA and Brazil; and seed care, where technology adoption continues in both developed and emerging markets, led by CRUISER®. Combined sales of new products, defined as those launched since 2006, reached $242 million in the first nine months (+87 percent). The largest contribution came from the cereal herbicide AXIAL®, with good progress also in REVUS® and the successful launch of DURIVO®.

Seeds sales increased by 41 percent (CER) in the quarter. Sales of corn and soybean more than doubled, with lower returns in the USA and excellent growth in Brazil, where both crops benefited from expanding demand and an enhanced offer. All regions showed strong growth in vegetables with emerging markets, notably Asia, playing an increasingly important role.

Mike Mack, CEO, said: “The sales figures we have presented today attest to the strength of our business in a turbulent global environment. The fundamental drivers for agriculture remain unchanged, with rising food and feed demand inevitably requiring increased use of agricultural technology in a context of limited land availability. Our confidence in Syngenta’s near term as well as its longer term performance allows us to reaffirm our target for earnings per share* growth of more than 35 percent in 2008 and high teens in 2009.”

* Fully diluted, excluding 2007 non-recurring income, restructuring, impairment and share repurchase program.

Syngenta is a world-leading agribusiness committed to sustainable agriculture through innovative research and technology. The company is a leader in crop protection, and ranks third in the high-value commercial seeds market.  Sales in 2007 were approximately $9.2 billion. Syngenta employs over 21,000 people in more than 90 countries. Syngenta is listed on the Swiss stock exchange (SYNN) and in New York (SYT).  Further information is available at www.syngenta.com.

Safe Harbor: This document contains forward-looking statements, which can be identified by terminology such as ‘expect’, ‘would’, ‘will’, ‘potential’, ‘plans’, ‘prospects’, ‘estimated’, ‘aiming’, ‘on track’ and similar expressions.  Such statements may be subject to risks and uncertainties that could cause the actual results to differ materially from these statements.  We refer you to Syngenta's publicly available filings with the U.S. Securities and Exchange Commission for information about these and other risks and uncertainties. Syngenta assumes no obligation to update forward-looking statements to reflect actual results, changed assumptions or other factors.  This document does not constitute, or form part of, any offer or invitation to sell or issue, or any solicitation of any offer, to purchase or subscribe for any ordinary shares in Syngenta AG, or Syngenta ADSs, nor shall it form the basis of, or be relied on in connection with, any contract therefore.

 Unaudited Nine months Product Line and Regional Sales

Syngenta	9 months 2008 $m	9 months 2007 $m	Actual %	CER(1) %
Crop Protection	7429	5739	+ 29	+ 22
Seeds	2156	1701	+ 27	+ 20
Business Development	22	3	-	-
Inter-segment elimination(2)	(35)	(44)	-	-
Third Party Sales	9572	7399	+ 29	+ 22

Crop Protection
Product line
Selective Herbicides	2063	1709	+ 21	+ 13
Non-selective Herbicides	1101	711	+ 55	+ 48
Fungicides	2103	1556	+ 35	+ 26
Insecticides	1089	936	+ 16	+ 12
Seed Care(3)	622	452	+ 38	+ 30
Professional Products	387	348	+ 11	+ 7
Others	64	27	+ 138	+ 132
Total	7429	5739	+ 29	+ 22
Regional
Europe, Africa and Middle East	2813	2123	+ 33	+ 18
NAFTA	2355	1935	+ 22	+ 19
Latin America	1213	861	+ 41	+ 41
Asia Pacific	1048	820	+ 28	+ 22
Total	7429	5739	+ 29	+ 22

Seeds
Product line
Corn and Soybean	958	795	+ 21	+ 17
Diverse Field Crops	420	298	+ 41	+ 28
Vegetables and Flowers	778	608	+ 28	+ 20
Total	2156	1701	+ 27	+ 20
Regional
Europe, Africa and Middle East	984	706	+ 39	+ 24
NAFTA	872	785	+ 11	+ 10
Latin America	173	112	+ 55	+ 55
Asia Pacific	127	98	+ 29	+ 24
Total	2156	1701	+ 27	+ 20

(1)	Growth at constant exchange rates.

(2)	Crop Protection inter-segment sales to Seeds.

(3)	Seed Care previously grouped within Professional Products.

Unaudited Third Quarter Product Line and Regional Sales

Syngenta	3rd Quarter 2008 $m	3rd Quarter 2007 $m	Actual %	CER(1) %
Crop Protection	1875	1436	+ 31	+ 26
Seeds	417	283	+ 47	+ 41
Business Development	2	1	-	-
Inter-segment elimination(2)	(17)	(11)	-	-
Third Party Sales	2277	1709	+ 33	+ 28

Crop Protection
Product line
Selective Herbicides	384	286	+ 34	+ 27
Non-selective Herbicides	362	250	+ 45	+ 41
Fungicides	454	373	+ 22	+ 19
Insecticides	310	272	+ 14	+ 13
Seed Care(3)	234	153	+ 53	+ 45
Professional Products	98	93	+ 5	+ 1
Others	33	9	+ 268	+ 257
Total	1875	1436	+ 31	+ 26
Regional
Europe, Africa and Middle East	563	452	+ 25	+ 12
NAFTA	505	339	+ 49	+ 48
Latin America	515	412	+ 25	+ 25
Asia Pacific	292	233	+ 25	+ 25
Total	1875	1436	+ 31	+ 26

Seeds
Product line
Corn and Soybean	144	63	+ 131	+ 129
Diverse Field Crops	67	44	+ 50	+ 35
Vegetables and Flowers	206	176	+ 17	+ 11
Total	417	283	+ 47	+ 41
Regional
Europe, Africa and Middle East	173	129	+ 34	+ 20
NAFTA	99	63	+ 58	+ 58
Latin America	107	63	+ 70	+ 70
Asia Pacific	38	28	+ 33	+ 34
Total	417	283	+ 47	+ 41

(1)	Growth at constant exchange rates.

(2)	Crop Protection inter-segment sales to Seeds.

(3)	Seed Care previously grouped within Professional Products.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYNGENTA AG

Date:	October 23, 2008	By:	/s/ Christoph Mäder
			Name:	Christoph Mäder
			Title:	Head Legal & Taxes